

Mail Stop #4641   December 7, 2015

Via E-mail
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re:**   **Tecnoglass Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 10, 2015**
> **File No. 333-205586**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 1-35436**

Dear Mr. Dias:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Amendment No. 1 Registration Statement on Form S-4

General

1.   Please provide updated financial statements and related disclosures. Refer to Rule 3-12 of Regulation S-X.

Material U.S. Federal Income Tax Consequences, page 28

2.   We note that you filed a short form tax opinion in response to comment nine in our letter dated August 5, 2015. Please revise to state explicitly that the disclosure in this section is the opinion of Graubard Miller. For further guidance, see Section III.B.2 of Staff Legal Bulletin No. 19.

Notes to the Consolidated Financial Statements
Note 5. Variable Interest Entities, page FS-18
Note 4. Variable Interest Entities, page FS-39

3.   We note your response to comment 13 in our letter dated August 5, 2015. To help better understand your determination, please provide the following information:

- You disclosed that your CEO, COO, other family members and other related parties own 100% of the equity of ESW LLC. You also disclosed that your CEO, CFO and other related parties own 100% of the equity in VS. Please provide us with the specific ownership interest of each of your related parties and their specific relationship to all other related parties. Please also provide us with the ownership interest of Technoglass, Inc. Please clarify any direct and indirect interest that your CEO and COO may have in Technoglass, Inc. as well.
- Please provide us with your comprehensive analysis of how you applied the consolidation accounting guidance pursuant to ASC 810. Please specifically address your consideration of the following as it relates to EWS and VS:
- Does a scope exception to the consolidation guidance apply?
- Does a scope exception to the Variable Interest Model apply?
- Does the reporting entity have a variable interest in an entity?
- Is the entity a VIE?
- If the entity is a VIE, is the reporting entity the primary beneficiary?

4. We note that you may have provided part of this analysis in your previous response. Please provide your comprehensive analysis of how you determined that you are not the primary beneficiary of EWS and VS.
   - We note your determination that commercial activity with EWS is conducted at arms-length. Please also provide the following information:
   - Average margins for sales to EWS and as compared to all other sales into the U.S. for the periods presented. If there are significant variances please explain why.
   - Typical payment terms for your U.S. customers as compared to the payment terms you negotiate with EWS.
   - An explanation of how installation costs are considered in sales to EWS. Explain whether you provide installation services for their sales or whether all installation services that are negotiated by EWS are also provided by EWS personnel. Please also address whether you receive any benefit on the installations negotiated by EWS.
   - Finally, please tell us whether Tecnoglass is involved in any of the negotiations between EWS and their customers.

5. We read in your response to comment 13 in our letter dated August 5, 2015 that VS and the Company have executed two Payment Agreements in early 2015 that are guaranteed by VS shareholders and by the client receivables in order to reduce VS's payables to the Company with periodic payments. Please explain the details of these agreements to us and further explain how you considered these agreements in your determination that the Company does not provide financial support to VS.

6. Please help us better understand your determination that within the Related Party Groups, Tecnoglass did not have controlling financial interests in either ESW LLC or VS and was not the primary beneficiary of the Entities' controlling financial interests because the related party investors in the Related Party Groups were more closely associated to the Entities' operations, risks and variability. In this regard, we note that that both ESW and VS were formed to carry out marketing, sales and installations on behalf of Tecnoglass

and that it would be difficult for Tecnoglass to sell in the markets that EWS and VS service, as such, the business of the VIEs and Tecnoglass appear to be interdependent.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Ernest Greene, Staff Accountant, at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
      Jeffrey Gallant, Esq.
      Graubard Miller